                                                                      EXHIBIT 61

                                                                 [INTEROIL LOGO]

NEWS RELEASE

              INTEROIL ANNOUNCES UNAUDITED YEAR-END 2002 FINANCIAL
                                     RESULTS

MARCH 14, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX/ POMSOX), a Canadian company with corporate headquarters in The Woodlands, TX announces preliminary unaudited financial accounts for year-end 2002.

"The year 2002 was an important transition year for InterOil," stated Phil Mulacek, Chief Executive Officer, InterOil. "We achieved numerous accomplishments which have positioned the company to move from its start-up phase to a revenue generating company with diversified operations. Throughout the year we remained focused on cost controls and efficient use of our capital. Our balance sheet has remained strong as we ended the year with net assets of US$93.7 million that includes cash and short-term deposits of US$10.4 million."

                              INTEROIL CORPORATION
                 UNAUDITED YEAR-END 2002 FINANCIAL RESULTS (1)

(In Thousands, except for per share amounts)

                                   US DOLLARS               CANADIAN DOLLARS             AUSTRALIAN DOLLARS
                            ------------------------    ------------------------    --------------------------
    APPENDIX 4B              Year-end      Year-end      Year-end      Year-end      Year-end        Year-end
    HIGHLIGHTS                 2002          2001          2002          2001          2002            2001
    -----------             ----------    ----------    ----------    ----------    -----------    -----------
Revenue                            384         1,060           606         1,672            680          1,877
Expenses                         1,092         4,385         1,722         6,915          1,934          7,766
Net Profit (loss)                 (704)       (3,279)       (1,110)       (5,171)        (1,247)        (5,807)
Shares Outstanding          20,585,943    20,157,870    20,585,943    20,157,870    205,859,430    201,578,700
BASIC EPS                        (0.03)        (0.16)        (0.05)        (0.25)        (0.005)        (0.028)

Retained Profits (loss)         (6,902)       (6,198)      (10,884)       (9,774)       (12,224)       (10,977)
Total Assets                   134,917        97,297       212,751       153,428        238,951        172,323
Total Liabilities               41,208         4,191        64,981         6,609         72,983          7,423
Net Assets                      93,709        93,106       147,770       146,819        165,968        164,900
Cash End of Period               3,289           667         5,186         1,052          5,825          1,181

(1) A preliminary unaudited Appendix 4B, (a form which is required by the ASX in Australia to be lodged within 75 days of year-end), can be viewed on the website at www.interoil.com. This release is to satisfy regulation that all exchanges are kept informed of the same information. InterOil recognizes and appreciates the many shareholders from other parts of the world and financial numbers represented have been converted to Canadian and Australian dollars. Audited 2002 year-end financial results will be released no later than 20 May 2003.

CORPORATE OVERVIEW

On February 25 2003, InterOil received US$6.5 million from the second disbursement under the US$85 million OPIC (an agency of the US Government), debt facility, bringing the total received to date to US$37.5 million. The balance of the US$47.5 million will be drawn in stages until completion of refinery construction.

Status of the Refinery Project:

         - Construction by CB&I of the product and crude storage tanks is well advanced.

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         -        Piling for the small jetty is complete and concrete formwork has commenced.

         -        Construction of the large jetty has commenced

         - Concrete foundation and structural steel erection has begun for the processing vessels

         - On-site contractor employment has reached approximately 350 people

Status of the Multi-well Drilling Program:

         - Completed equity capital raising of US$7.4 million to fund the eight well exploration program

         -        Site work and base camp for the Moose-1 is complete

         - Major material and equipment has arrived at the site and rig has arrived in Papua New Guinea

         -        Spud date for the Moose-1 is week of March 23, 2003

         -        Drilling will utilize slim-hole drilling technology

         -        Additional drilling prospects are Sterling Mustang, Elk, and
                  Rhino

"We are very excited about the growth opportunities before us as we drill our exploration prospects over the next several months and bring our refinery project on line," stated Mr. Mulacek. "More recently, we have further developed our high quality upstream portfolio and have identified the next three prospects to expand our potential for success. We have worked hard to bring our upstream, midstream and downstream projects together and look forward to realizing the synergies between them to create value for our shareholders."

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The 32,500 barrel per day refinery is currently under construction in Papua New Guinea and is scheduled to be producing product by year-end 2003. The majority of product from the refinery is secured by contracts valued by the Company at approximately US$1.4 billion with Shell Overseas Holdings Ltd BP Singapore is the exclusive agent for all crude oil supplied to the refinery. The primary debt for the refinery is through a US$85 million loan by the Overseas Private Investment Corporation, "OPIC". In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program in Papua New Guinea history by a single company.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA
Gary M Duvall
Vice President, Corporate Development
InterOil Corporation
gary.duvall@interoil.com
Houston, TX USA
Phone: +1 281 292 1800

Lisa Elliott
DRG & E
lelliott@drg-e.com
Phone: +1 713 529 6600

AUSTRALASIA
Anesti Dermedgoglou
Vice President, Investor Relations
InterOil Corporation

anesti@interoil.com
Cairns, Qld Australia
Phone: +61 7 4046 4600